UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.___)*

Banro Corporation
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

066800103
(CUSIP Number)

Robert Lanava, Chief Compliance Officer Gramercy Funds Management LLC 20 Dayton Avenue Greenwich, CT 06830 Tel: +1 (203) 552-1902
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [X].

CUSIP No.	066800103
1.	NAME OF REPORTING PERSONS
Gramercy Funds Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

60,337,483[1]

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

60,337,483[1]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

60,337,483[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.0%[1]

14.	TYPE OF REPORTING PERSON

IA, OO

1 As of the date hereof, Gramercy Funds Management LLC ("Gramercy") has beneficial ownership of 8,294,250 common shares of the Issuer (the "Common Shares"), 33,743,233 exchangeable preferred shares of the Issuer (the "Preferred Shares"), and 18,300,000 warrants of the issuer (the "Warrants").  The right to exchange the Preferred Shares is currently subject to a 19.9% ownership limit, such that Gramercy cannot effect the exchange of the Preferred Shares for Common Shares to the extent that the issuance pursuant to such exchange would result in Gramercy beneficially owning 19.9% or more of the number of issued and outstanding Common Shares.  The Warrants may be exchanged for Common Shares on a 1 to 1 basis.  Rows 8, 10 and 11 show the number of Common Shares that would be issuable upon the exchange of the Preferred Shares and the Warrants, and Row 13 shows the percentage, giving effect to such ownership limit.

CUSIP No.	066800103
1.	NAME OF REPORTING PERSONS

Robert Koenigsberger

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

60,337,483[2]

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

60,337,483[2]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

60,337,483[2]

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.0%[2]

14.	TYPE OF REPORTING PERSON

IN, HC

2 As of the date hereof, Robert Koenigsberger (Mr. Koenigsberger), as a Partner and the Chief Investment Officer of Gramercy, has beneficial ownership of 8,294,250 common shares of the Issuer (the "Common Shares"), 33,743,233 exchangeable preferred shares of the Issuer (the "Preferred Shares"), and 18,300,000 warrants of the issuer (the "Warrants").  The right to exchange the Preferred Shares is currently subject to a 19.9% ownership limit, such that Mr. Koenigsberger, on behalf of Gramercy, cannot effect the exchange of the Preferred Shares for Common Shares to the extent that the issuance pursuant to such exchange would result in Mr. Koenigsberger beneficially owning 19.9% or more of the number of issued and outstanding Common Shares.  The Warrants may be exchanged for Common Shares on a 1 to 1 basis.  Rows 8, 10 and 11 show the number of Common Shares that would be issuable upon the exchange of the Preferred Shares and the Warrants, and Row 13 shows the percentage, giving effect to such ownership limit.

CUSIP No.	066800103

Item 1.	Security and Issuer.

The name of the issuer is Banro Corporation, a corporation organized in Canada (the "Issuer").  The address of the Issuer's principal executive offices is 1 First Canadian Place, 100 King Street West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada.  This Schedule 13D relates to the Issuer's Common Shares, no par value (the "Shares").

Item 2.	Identity and Background.

(a), (f)
The persons filing this statement are (i) Gramercy Funds Management LLC, a Delaware limited liability company ("Gramercy"), and (ii) Robert Koenigsberger, a citizen of the United States of America ("Mr. Koenigsberger", and together with Gramercy, the "Reporting Persons").

(b)	The principal business address for Gramercy and Mr. Koenigsberger is 20 Dayton Avenue, Greenwich, Connecticut, 06830, U.S.A.

(c)
Mr. Koenigsberger is a Partner and the Chief Investment Officer of Gramercy, an investment adviser registered with the Securities and Exchange Commission (the "SEC") that serves as investment manager and/or general partner to private investment vehicles and managed accounts.

(d)	Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from working capital of certain investment advisory clients of Gramercy.  The net investment costs (including commissions, if any) of the Shares beneficially owned by the Reporting Persons is approximately $25,187,470.07.  No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Shares beneficially owned by the Reporting Persons were acquired for investment in the ordinary course of the Reporting Persons' investment activities because they believe the Shares represent an attractive investment opportunity.
On January 31, 2017, the Issuer and Gramercy entered into a support agreement (the "Support Agreement") as part of a plan of arrangement by the Issuer under the Canada Business Corporations Act to recapitalize by refinancing a total of US$207.5 million of the Issuer's outstanding debt, equitizing the Issuer's outstanding preferred shares and raising US$45 million by way of a gold forward sale (the "Recapitalization").  The Issuer issued (i) a press release on January 31, 2017 (the "Banro Corp. Press Release") on the SEC's website, and (ii) a material change report on February 10, 2017 (the "Material Change Report") on the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") that, among other things, summarize the proposed Recapitalization.  Further, pursuant to the Recapitalization and compliance with National Instrument 62-103 of the Canadian Securities Administrators, Gramercy issued a press release on February 1, 2017 (the "Gramercy Press Release") to disclose the Shares currently beneficially owned by it and the anticipated amount of Shares it would beneficially own upon implementation of the Recapitalization.

In particular, the Recapitalization contemplates (a) the refinancing of the maturing US$175 million senior secured notes and US$22.5 million loan with new US$197.5 million senior secured notes with a 4-year maturity, (b) the conversion of the outstanding exchangeable preferred shares and gold-linked preferred shares of the Issuer and certain of its subsidiaries into Shares, (c) the execution of a gold forward sale agreement with Gramercy and certain other shareholders of the Issuer to raise US$45 million (the "New Gold Forward") to be used by the Issuer for working capital and general corporate purposes, including to fund transaction costs and repay an interim loan facility, and (d) the extension of the maturity dates on an existing US$10 million loan from July 15, 2018 and September 1, 2018 to March 1, 2020.

In addition, on February 7, 2017, Gramercy entered into a new term loan with a subsidiary of the Issuer (the "Interim Term Loan") with a principal amount of US$6.5 million, an interest rate of 15% per annum and a maturity date of April 14, 2017.  The Interim Term Loan will be exchanged for part of Gramercy's interest in the New Gold Forward on the closing of the Recapitalization, at which time interest will be payable in cash.
Subject to the terms and conditions of the Support Agreement, Gramercy has agreed to support and vote in favor of the Recapitalization, and pursuant to the terms of the Support Agreement, Gramercy will be entitled to (i) a fee equal to 0.25% on all securities beneficially owned by it and loan facilities to which it is a party that are affected by the implementation of the Recapitalization, and (ii) a funding fee equal to 0.50% of the amount advanced by it under the New Gold Forward.  Upon the implementation of the Recapitalization, Gramercy will also (i) be entitled to appoint an individual to serve on the Issuer's board of directors (the "Board of Directors"), and (ii) have a consent right in respect of four independent directors serving on the Board of Directors.

The Recapitalization is expected to be implemented by the Issuer in April 2017, subject to the Issuer obtaining all required noteholder, shareholder, regulatory and court approvals.  The outside date under the Support Agreement for completing the Recapitalization is April 14, 2017.  Following the implementation of the Recapitalization, Gramercy will beneficially own approximately 30% of the Issuer's outstanding Shares.

The foregoing was a summary of the Gramercy Press Release, the Banro Corp. Press Release and certain material terms of the Support Agreement.  The foregoing descriptions are not, and do not purport to be, complete and are qualified in their entirety by reference to the full text of the Gramercy Press Release, the Banro Corp. Press Release, the form of the Support Agreement and the Material Change Report, which have been filed as Exhibits B, C, D and E hereto, respectively, and are incorporated herein by reference.
Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.  However, subject to the terms of the Support Agreement, market conditions and in compliance with applicable securities laws, the Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own in open-market transactions or privately negotiated transactions.  The Reporting Persons may also communicate with the Issuer's management, board of directors and other holders of Shares from time to time.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)
As of the date hereof, Gramercy may be deemed to be the beneficial owner of 60,337,483 Shares (including warrants and exchangeable preferred shares of the Issuer), constituting 17.0% of the Shares, based upon 355,525,569 Shares outstanding as of the date hereof as adjusted for warrants and exchangeable preferred shares of the Issuer beneficially owned by Gramercy.  Gramercy has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 60,337,483 Shares.  Gramercy has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 60,337,483 Shares.

By virtue of Mr. Koenigsberger's position as a Partner and the Chief Investment Officer of Gramercy, as of the date hereof, Mr. Koenigsberger may be deemed to be the beneficial owner of 60,337,483 Shares (including warrants and exchangeable preferred shares of the Issuer), constituting 17.0% of the Shares, based upon 355,525,569 Shares outstanding as of the date hereof as adjusted for warrants and exchangeable preferred shares of the Issuer beneficially owned by Mr. Koenigsberger.  Mr. Koenigsberger has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 60,337,483 Shares.  Mr. Koenigsberger has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 60,337,483 Shares.

There have been no transactions in the Shares by the Reporting Persons during the past sixty days.

	(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6.  Except for the Support Agreement described in Item 4 above and attached hereto as Exhibit D, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement

Exhibit B:	Gramercy Press Release

Exhibit C:	Banro Corp. Press Release (incorporated by reference to Exhibit 99.1 to the Form 6-K filed with the SEC by the Issuer on January 31, 2017)

Exhibit D:	Form of Support Agreement (incorporated by reference to the Form of Support Agreement filed by the Issuer in Canada on SEDAR on February 10, 2017)

Exhibit E:	Material Change Report (incorporated by reference to the Material Change Report filed by the Issuer in Canada on SEDAR on February 10, 2017)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2017
(Date)

Gramercy Funds Management LLC*

By: /s/ Robert Koenigsberger
Name: Robert Koenigsberger Title: Partner & Chief Investment Officer
Robert Koenigsberger*

/s/ Robert Koenigsberger

* Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Persons are the beneficial owners of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated February 10, 2017, relating to the Common Shares, no par value of Banro Corporation shall be filed on behalf of the undersigned.

February 10, 2017
(Date)

Gramercy Funds Management LLC*

By: /s/ Robert Koenigsberger
Name: Robert Koenigsberger Title: Partner & Chief Investment Officer
Robert Koenigsberger*

/s/ Robert Koenigsberger

Exhibit B

FOR IMMEDIATE RELEASE

Gramercy Funds Management LLC Announces Filing of an Amended Early Warning Report Related to the Entering into of a Support Agreement in Respect of Recapitalization Transactions of Banro Corporation

Greenwich, CT, February 1, 2017 – This press release is being disseminated by Gramercy Funds Management LLC, as agent for and on behalf of the funds and accounts for whom it acts as investment manager or advisor ("Gramercy"), as required by National Instrument 62-103 of the Canadian Securities Administrators in connection with the filing by Gramercy of an amended early warning report regarding securities of Banro Corporation ("Banro") over which Gramercy has control or direction. The amended early warning report is being filed in connection with the announcement yesterday of a proposed plan of arrangement of Banro under the Canada Business Corporations Act to effect a comprehensive recapitalization transaction (the "Plan") in respect of which Gramercy has entered into a support agreement (the "Support Agreement"). A copy of the Support Agreement and Banro's news release describing the Plan in more detail will be filed by Banro on SEDAR at www.sedar.com.
Currently, Gramercy has control or direction over (a) 8,294,250 common shares of Banro, (b) warrants to acquire 18,300,000 common shares of Banro, and (c) 11,533.480 exchangeable preferred shares of Twangiza (Barbados) Limited ("TBL") and 11,533.480 exchangeable preferred shares of Namoya (Barbados) Limited ("NBL"), representing an aggregate of approximately 16.97% of Banro's currently issued and outstanding common shares (assuming Gramercy exchanges all of its exchangeable preferred shares and exercises all of its warrants pursuant to the terms thereof).
Pursuant to the terms of the Plan, the TBL and NBL exchangeable preferred shares (including accrued and unpaid dividends) over which Gramercy has control or direction, together with 10.00% senior secured notes of Banro due March 1, 2017 over which Gramercy has control or direction and the Banro term loan due March 1, 2017 under which Gramercy is a lender, would all be exchanged for a combination of new senior secured notes and common shares of Banro (based on the sum of the face value of the TBL and NBL exchangeable preferred shares plus any accrued and unpaid dividends and the face value of the existing senior notes and term loan outstanding).  Pursuant to the terms of the Support Agreement and the Plan, Gramercy has agreed to purchase 300,000 preferred shares of Banro Group (Barbados) Limited ("BGB") from another supporting party prior to implementation of the Plan.  Upon acquisition by Gramercy, such BGB preferred shares would also be exchangeable for common shares of Banro based on the value of the BGB preferred shares.
Subject to the terms and conditions of the Plan and the Support Agreement, upon implementation of the Plan, it is expected that Gramercy would have control or direction over approximately 334,000,000 common shares of Banro (inclusive of its existing common share holdings) and warrants to acquire 18,300,000 common shares of Banro, representing an aggregate of approximately 31.02% of Banro's issued and outstanding common shares (assuming Gramercy exercised all of its warrants).  The final determination of the amount of common shares to be controlled or directed by Gramercy upon implementation of the Plan will take into account (i) the value of the BGB preferred shares Gramercy acquires as contemplated above; and (ii) the amount of dividends accrued to the Plan implementation date on the TBL and NBL exchangeable preferred shares.
The securities of Banro over which Gramercy has control or direction are held for investment purposes. Gramercy may, subject to market conditions and in compliance with applicable securities laws, make additional investments in, or dispositions of, securities of Banro.
The head office of Banro is located at:
1 First Canadian Place
100 King St. West, Suite 7070
Toronto, Ontario
Canada M5X 1E3
The address of Gramercy is:
20 Dayton Avenue
Greenwich, CT 068030
USA
For further information or to obtain a copy of Gramercy's early warning report, please contact:
James Taylor
Chief Legal Officer, Gramercy Funds Management LLC
20 Dayton Avenue
Greenwich, CT 068030
 USA

SK 27859 0001 7410220 v3